1900 K Street, N.W. Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
THOMAS J. FRIEDMANN thomas.friedmann@dechert.com +1 202 261 3313 Direct +1 202 261 3016 Fax

May 30, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Edward P. Bartz

Re:	WhiteHorse Finance, Inc.

Registration Statement on Form N-2

Ladies and Gentlemen:

WhiteHorse Finance, Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form N-2 (the “Registration Statement”) to register an aggregate of $500,000,000 of the Company’s securities, including common stock, preferred stock, warrants representing rights to purchase shares of its common stock, preferred stock or debt securities, subscription rights or debt securities, for offering to the public by the Company and certain selling stockholders from time to time in accordance with Rule 415 under the Securities Act of 1933, as amended. Since July 16, 2013, the date of the effectiveness of Pre-Effective Amendment No. 4 to the Company’s registration statement on Form N-2 in connection with the Company’s issuance of the Company’s notes due 2020 (the “2020 Notes”) (Registration No. 333-187805), there have been no material changes in its investment strategy or other disclosures regarding its business and associated risks. The disclosure in the Registration Statement, however, reflects certain changes in the Company’s management team, including the recent appointment of a new Chief Financial Officer, Gerhard Lombard, as well as certain changes in the Company’s sources of liquidity and capital resources, including the deployment of capital raised in the public offering of the 2020 Notes in 2013.

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The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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May 30, 2014 Page 2

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3313 (or by email at thomas.friedmann@dechert.com) or Joseph Williams at 202.261.3346 (or by email at joseph.williams@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Thomas J. Friedmann

Thomas J. Friedmann